November 27, 2019

Mark K. Brunhofer
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	National Western Life Group, Inc
Form 10-K for the year ended December 31, 2018
Filed March 1, 2019
Form 8-K Dated November 7, 2019
Filed November 7, 2019
File No. 000-55522

Dear Mr. Brunhofer:

The following responses are provided with respect to your comment letter dated November 15, 2019, for the filings noted above. The responses are in the same order as in your letter.

Form 10-K for the Fiscal Year Ended December 31, 2018

Notes to Consolidated Financial Statements
(1) Summary of Significant Accounting Policies
(F) Insurance Revenues and Expenses, page 97

1.
You disclose that you defer certain expenses related to policy issuance and underwriting which vary with and related to the production of new business. This language appears to be consistent with the definition of acquisition costs prior to the adoption of ASU 2010-26. Please confirm that your policy defers only those incremental direct costs that are directly related to the successful acquisition of new or renewal insurance contracts consistent with the guidance of ASC 944-30-25-1A. If so, represent to us that you will revise your policy disclosure in future filings to be consistent with the current guidance.

Company Response.  We represent that the Company adopted ASU 2010-26 during its fiscal year ended December 31, 2012, as disclosed in the Company’s December 31, 2012 Form 10-K filed on March 18, 2013, and its policy is to defer only incremental direct costs that are directly related to the successful acquisition of new or renewal insurance contracts. Beginning with the Company’s Form 10-K filing for the year ending December 31, 2019, will update our policy disclosure language to be consistent with that of ASC 944-30-25-1A.

(5) Federal Income Taxes, page 117

2.
At the top of page 120 you disclose the impact of tax law changes that limit life insurance reserve resulting from the 2017 Tax Cuts and Jobs Act (the Tax Act) that took effect on January 1, 2018. Please address the following:

•
Tell us why you recorded a $83.9 million deferred tax asset (DTA) at December 31, 2017 that offsets the deferred tax liability (DTL) associated with the incremental tax payable over an eight year period and why this DTA does not exist at December 31, 2018.

•
Tell us how you considered the DTA and/or DTL in the preceding bullet in deriving the $17.1 million benefit recorded in 2017 associated with the remeasurement of deferred taxes as a result of the Tax Act as disclosed in your rate reconciliation on page 118. In this regard we note that they appear to have no net impact on your tax provision in 2017.

•
Tell us why the $69.9 million change in the DTA in 2018 after considering the $14.0 million remeasurement from your provisional estimate is not reflected as an impact of the Tax Act in your rate reconciliation on page 118.

•
In conjunction with your response to the preceding bullet, tell us why the $14.0 million increase in DTLs from your table on page 119 does not agree with the $26.4 million deferred tax provision depicted in the table on page 117. Reconcile the difference for us.

•
Confirm our understanding from disclosure in the last paragraph on page 74 of your September 30, 2019 Form 10-Q that the $8.7 million annual increase in current tax expense associated with the life insurance reserve limitation over eight years is offset by a corresponding annual deferred tax benefit of the same amount relating to the unwinding of the associated DTL and therefore has no impact on your overall tax rate. If this is true, tell us you consideration for explicitly disclosing the offsetting deferred tax benefit.

Company Response: The following responses correspond with the immediately preceding bullets:
•
The $83.9 million amount was the estimated tax reserve haircut (using the 92.81% mandated tax reserve factor) to be implemented effective January 1, 2018 at the 21% corporate income tax rate. As this adjustment had no effect on the tax provision for the fiscal year ended December 31, 2017, we elected to disclose the DTA amount as an offset to the identical DTL amount at December 31, 2017 in the table on page 119 to highlight for the reader both the magnitude of the DTL and the fact that it had no net effect on current tax expense. The DTA amount does not similarly show in the table as of December 31, 2018 since the application of the Tax Act reserve adjustment was made January 1, 2018 and is incorporated into the “Future policy benefits, excess of financial accounting liabilities over tax liabilities” line item in the table.

•
The $17.1 million benefit recorded in 2017 was the result of applying the new corporate income tax rate of 21% to all deferred tax assets and liabilities in the remeasurement process. Since the Tax Reform reserve haircut was already measured using the 21% corporate tax rate and the associated DTA and DTL amounts were offset, the amounts in the preceding bullet did not have a bearing on the $17.1 million benefit.

•
As permitted by SEC Staff Accounting Bulletin No. 118 and the FASB, a provisional amount was recorded at December 31, 2017. Further refinements to the tax reserve haircut were made during 2018 based upon additional analysis which reduced the DTL from $83.9 million to $69.9 million as shown in the table on page 119. A similar reduction was made to the DTA which is included in the line item “Future policy benefits, excess of financial accounting liabilities over tax liabilities” at December 31, 2018. As the DTA and DTL associated with the tax reserve haircut were reduced by the same amount, there was no effect upon tax expense and accordingly was not reflected in the rate reconciliation table on page 118.

•
The change in the net DTL balance from December 31, 2017 to December 31, 2018 on page 119 of $14.0 million is reflected in several line items in the table on page 117. The $26.4 million amount identified in the corresponding bullet above is the amount associated with the continuing operations component. The other deferred tax changes are highlighted in the “Taxes (benefits) on components of stockholders’ equity” on page 117. The aggregate of these items agrees to the balance change on page 119.

•
We confirm your understanding that the $8.7 million annual increase in current tax expense identified on page 74 of the September 30, 2019 Form 10-Q is offset by a corresponding annual deferred tax benefit of the same amount. The opening sentence of that paragraph notes that the Company’s tax expense approximates the statutory corporate income tax rate. Our objective in the disclosure in this paragraph was to highlight that while financial reporting tax expense was in line with the corporate income tax rate, there was a meaningful impact upon actual taxes payable for the tax reserve haircut provision of the Tax Act.

(13) Segment and Other Operating Information
(A) Operating Segment Information, page 143

3.
Please tell us why you characterize your measures that exclude realized gains and losses as being non-GAAP when these measures appear to be your segment profit and segment revenue measures required under ASC 280-10-50-22. See Compliance and Disclosure Interpretations 104.01 and 104.04 on the Non-GAAP Financial Measures and the prohibition from providing non-GAAP measures in your financial statements under Item 10(e)(1)(ii)(C) of Regulation S-K.

Company Response.  We are in agreement with your comment that our segment measures of profit and revenue follow the requirements of ASC 280-10-50-22 which provides for a “measure of segment profit or loss reviewed by the chief operating decision maker” and further note this compliance by including the phrase “is in accordance with GAAP guidance” in the sentence immediately preceding the table on page 143.

The introductory paragraph in Note (13)(A) alerts the reader that excluding realized gains and losses in preparation of financial statement measures is generally considered a non-GAAP financial measure, but continues to offer explanation for why this is appropriate when reviewing segment operating results. Our reference to the exclusion of realized gains and losses as generally being considered a non-GAAP measure is largely driven by the table presentations which follow in which the individual segments are summed to an aggregate column to the far right whose total earnings do not agree to the results shown on the Consolidated Statements of Earnings. We believe the inclusion of the Net Earnings table reconciliation on page 146 in Note (13) helps to further alleviate the possibility of a reader misinterpreting the information presented.

Given that for purposes of segment reporting the exclusion of realized gains and losses is not considered to be a non-GAAP measure, we will modify the language in Note (13) going forward to explicitly indicate that segment reporting excluding realized gains and losses is not a non-GAAP measure.

Form 8-K Filed November 7, 2019
Exhibits

4.
In your earnings release furnished as Exhibit 99.1 you present a measure entitled “earnings from operations.” This measure excludes realized gains and losses on investments and is a non-GAAP measure. Please represent to us that in future earnings releases you will identify this measure as a non-GAAP measure and that you will change its title given that it is confusingly similar to GAAP measures used by many companies. In this regard, we note that the investment function of any insurance company and its related financial performance is integral to the operations of an insurance company. Similarly, represent to us that you will retitle your operating revenues non-GAAP measure disclosed on page 37 and elsewhere in your 2018 Form 10-K.

Company Response.  As a Company with a preponderance of interest-sensitive products, we agree that the investment function is integral to the financial performance and operations of the Company. Our filings go to considerable length to discuss investment income earnings and contract interest expense. Also disclosed in our filings is the fact the Company has a buy-and-hold philosophy regarding its investments which are substantially comprised of debt security instruments the majority of which are classified as held-to-maturity. Consequently, the Company’s realized investment gains and losses are not the outcome of active management but are mostly the result of market factors (calls, other-than-temporary impairments, non-recurring asset sales). It is our belief that readers benefit from the disclosure of ongoing, recurring financial results separate from the variability of realized gains and losses.

Similarly, the Company’s revenues are subject to significant volatility as a result of the mark-to-market valuation adjustment associated with the call options it purchases and holds to hedge the interest crediting mechanism associated with its equity-indexed insurance products. We believe that readers of our financial statements benefit by separately identifying the revenue fluctuations associated with these realized and unrealized market value changes (which have little effect upon reported earnings) from recurring insurance operation revenues which are a reflection of the core earnings strength of the Company.

We represent that in future earnings releases we will refrain from using “earnings from operations” terminology. In the event we continue with the same earnings release format, we will footnote category descriptions considered to be non-GAAP measurements.

While we believe that the introductory paragraph on page 37 provides adequate explanation as to the definition of non-GAAP measures, their usefulness, and how reflected in the Company’s disclosures in its filings, we represent that beginning with the Company’s Form 10-K filing for the year ending December 31, 2019 we will pursue alternative terminology for “operating revenues” and clearly identify the non-GAAP measure nature of such.

We acknowledge that the Company is responsible for the adequacy and accuracy of disclosures in our filings and that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

If you have additional questions or need further clarification on either of these items please do not hesitate to contact me.

Sincerely,

/S/Brian M. Pribyl
Brian M. Pribyl
Senior Vice President
Chief Financial Officer & Treasurer

4